RanMarine Technology B.V.

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

August [1], 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome and Andrew Blume

Re: RanMarine Technology B.V.

Registration Statement on Form F-1 Filed July 11, 2023

File No. 333-273199

Dear Erin Donahue and Evan Ewing:

RanMarine Technology B.V. (the “Company” or “Ranmarine”) previously submitted a Registration Statement on Form F-1 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on July 11, 2023. Amendment No.1 to the Registration Statement (“Amendment No. 1”) has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on July 25, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Registration Statement on Form F-1

Our ASVs may be copied by third parties operating from countries in which there is limited protection..., page 29

1.	We note your disclosure that “[d]espite our efforts, third parties have in the past infringed, as noted above, and may in the future infringe, on our proprietary rights or that otherwise seek to mimic or leverage our intellectual property.” Please update this risk factor, if material, to discuss past IP infringements and how your business has been impacted.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that these past IP infringements have had, or will have, a material effect on the Company’s business, financial condition or results of operation.

Principal Shareholders, page 74

2.	We note your disclosure that the table does not reflect any “ADSs that may be purchased subject to conversion rights or warrant rights pursuant to the bridge financing.” Please revise to include all securities that each shareholder has the right to acquire within 60 days. Refer to the definition of “beneficial owner” in General Instruction F of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Principal Shareholders table to include ADSs that may be acquired within 60 days.

Exhibit Index, page II-3

3.	Please file the consent of Samuel Howe as a director nominee.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has filed the consents of all three director nominees as exhibits in Amendment 1.

4.	Please revise the fee table to include the underwriter warrants, ADSs underlying the underwriter warrants and the Shareholder ADSs, as applicable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the fee table to include the underwriter warrants, ADSs underlying the underwriter warrants and the Shareholder ADSs.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin Ocasio of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

Richard Hardiman
Chief Executive Officer